OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Cen Inc.

8070 La Jolla Shores Drive
434
La Jolla, CA 92037

www.cen.ai



2500 shares of Class B Non-Voting Common Stock and the right to receive Basic Intelligence Tokens ("BIT Tokens"), when and if issued.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 267,500* shares of Class B Non-Voting Common Stock and right to acquire 20,062,500* BIT Tokens, when and if issued ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,500 shares of Class B Non-Voting Common Stock and Right to acquire 187,500 BIT Tokens, when and if issued ($10,000)

Company	Cen Inc.
Corporate Address	8070 La Jolla Shores Drive, La Jolla, 434, CA, 92037
Description of Business	Cen Inc is developing technology to crowdsource human knowledge into a blockchain-based database mediated by the BIT Token which allows the creation of fair AI systems that blend human and artificial intelligence together in real time.
Type of Security Offered	Class B Non-Voting Common Stock and the right to receive BIT Tokens, if an when issued
Purchase Price of Security Offered	$4.00 per share of Class B Non-Voting Common Stock and the right to receive 75 BIT Tokens, if and when such BIT Tokens are issued
Minimum Investment Amount (per investor)	$200

Perks

An investor shall receive the right to receive 75 BIT Tokens (if and when developed and issued) for each shares of Class B Common Stock purchased in the Offering. In addition, the following bonuses will apply:

- Invest $1000-$4,996: You will be recognized by the Cen by name and you will receive a bonus of 1 tokens per share.
- Invest $5,000 - $24,996: You will be recognized by the Cen as a Cen Contributor and you will receive a bonus of 2 BIT Tokens per share.
- $25,000 - $99,996: You will be recognized by the Cen as a Cen Ambassador and you will receive a bonus of 5 BIT Tokens per share.
- $100,000+: You will be recognized by the Cen as a Cen Fellow and we will build a Cen prototype to introduce to you or your company and you will receive a bonus of 10 BIT Tokens per share.

Terms of Token

BIT Tokens (or "BIT")

Description: The BIT token represents the use of human knowledge and skill in a human/artificial intelligence market. Minders (human expert authors) generate knowledge which is recorded using ERC-721 (cryptokitty-styled) smart contracts on the Etherium blockchain. When their knowledge is used Minders are rewarded with BIT tokens. Advertisers - really service providers in the Intelligence Economy - hold and spend tokens in order to gain access to the users of the BIT knowledgebase. Initial prototypes have been built on Etherium. Most knowledge is encoded on sidechains as Etherium itself is not fast enough to service real-time communications and AI. We may migrate to a newer blockchain if the roadmap for Etherium does not address these issues in a timely manner.

- **Initial Blockchain:** Etherium
- **Migration to Alternative Blockchain:** Likely for scaling
- **Expected Network Launch date:** 2019
- **Total number of Tokens authorized for creation:** 3,000,000,000 max tokens until 1 billion users are recruited or the network has been operating for >10 years. At 1 billion users an additional 10% tokens will be generated to provide additional user recruitment bonuses. At 10 years a maximum of 3% additional tokens will be minted per annum to reward "minders".
- **Number of Tokens or Rights to Tokens already issued:** 528,000,000
- **Anticipated Distribution of Tokens**
  - Investors 33%: 990,000,000
  - Founders 17%: 500,000,000
  - Company 10% 310,000,000
  - Supporters 2%: 60,000,000
  - Foundation 5%: 150,000,000
  - Minders 33%: 990,000,000
- **Will they be listed on Exchanges:** If the BIT Tokens are developed and issued and there exists SEC licensed exchanges for our BIT Tokens, we currently intend to apply for listing on one or more such SEC licensed exchanges.

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None

- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Class B Non-Voting Common Stock and the Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Cen Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $4 / share, you will receive 10 Class B Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Cen Inc. is a newly formed Delaware corporation which is developing a platform which will use communication technology to empower crowdsourced human intelligence and build, monitor, and distribute AI systems. The technology will be used to drive chatbots, conversational agents, and intelligent personal assistants, enabling them to cope with questions that are outside their scripted programming. As currently contemplated, the system will work by sending difficult questions to be answered by a combination of AI and humans. Many experts are available at any one time so the human intelligence merges seamlessly into the AI sessions. As the experts interact with human users and assist the AI to answer questions, they will add their knowledge to a distributed blockchain powered knowledge base. This stored knowledge should allow similar questions to be automatically answered in the future. When a human expert puts their knowledge into the knowledge base they will receive tokens – based on the ERC-721 Etherium standard. These should provide them with a degree of ownership for that portion of the knowledge and a potential royalty stream in the future if that knowledge is widely used. The system plans to tokenize human knowledge on the blockchain and has a similar purpose to Internet Encyclopedia Wikipedia. The business hinges around two main innovations:

- <u>Crowd meets Cloud</u>: Crowdsourcing has touched much of the economy; Facebook content is mostly generated by its users, the community has generated the encyclopedia Wikipedia, much of the Internet runs on open source software and crowdfunding that has driven the ICO phenomenon. We intend to use the crowd to power the knowledge base needed for AI in the future in a way that keeps it open and democratic and using the crowd to provide the oversight that we believe AIs need.
- <u>Open Outcry Advertising Market</u>: The information economy is giving way to the intelligence economy. Google introduced the pay to click bidding market that revolutionised 'small adds' on the internet. We believe a new type of advertising market will be needed in the AI economy that allows companies to talk to users via Intelligent Assistants. We believe this will be fulfilled by an open outcry marketplace which we are in the process of building.

We will generate two stores of valuable data - the BIT knowledge base, and the User knowledge base. The BIT knowledge base is envisaged to be a set of rules and information that allows an AI to reason about real-world information such as countries, flight timetables and tax return forms. This is a different sort of AI problem to commonly discussed classification tasks. A number of startups, including ones using blockchain sell datasets that have been classified by humans or offer the service of human classifiers. Thus a deep learning neural net can be trained to distinguish between cats and dogs or anything that can be turned into an 'image'. Some antivirus software companies train a neural net to distinguish good software from bad (viruses) and others use similar methods to distinguish a good network user from a hacker. But more complex AI tasks cannot be tackled as classification tasks. Rather, they need to reason with knowledge in a stepwise fashion. It is this store of information that Cen intends to records in the BIT knowledge base. We also plan to provide a standardized

way for AIs to get information about a user. This is very important in the emerging AI economy as knowledge of a user's preferences, information and current state allows an AI to perform much better. Imagine, if I have just booked a flight to London and need to book a hotel - likely I am looking for a hotel in London. If two different services perform the flight booking and the hotel booking they will be at a disadvantage to a single service. This means there will be a considerable competitive activity to consolidate services unless a distributed solution is provided. We intend to offer such a distributed solution.

We are a pre-revenue startup in the alpha stage of product development. It is possible to test out first alpha prototype at our website www.cen.ai or via Telegram or shortly by making a regular phone call. Details can be found at our website. We intend to earn revenue in the future through four main routes. The balance of these revenue streams is unknown and the financial projections provided later are estimates.

1. Users will pay for AI service. (This is on a freemium basis. The user will receive basic service free and pay for more advanced features.)
2. When a user utilizes the AI service to make a purchase Cen will receive payment from the partner.
3. Advertisers who wish to offer service to users will be able to connect via the Cen API and pay Cen for advertising leads.
4. Third parties who wish to offer AI services will be able to license the CEN/BIT knowledge base for use by their system.

Our founders have worked together over many years on a range of human intelligence and communications projects. James Tagg and Dr. Ed Guy have been key members of the revolution in Internet communications. Dr. Ed Guy built the VoIP architecture that most modern internet companies use to implement voice and video communications. James Tagg was the first person to use this architecture in a mobile context at Truphone a company he founded and consequently sent the first SMS over IP and made the first Voice over Internet Protocol (VoIP) call on all the main mobile phone operating systems; iPhone, Blackberry, Android and Nokia s60. James Tagg and Dr. Erik Viirre are founders of The Penrose Institute which seeks to understand human consciousness and the laws of physics that underlie it. Dr. Erik Viirre is a pioneering research in human cognition. Manju Kesani worked with James Tagg at Truphone. More detailed biographies are provided later in the section on company management.

Sales, Supply Chain, & Customer Base

Cen will be accessed through a number of channels including messaging platforms such as Telegram, digital assistants such as Alexa and Google Assistant, a web plugin and any phone line.

Competition

There are many companies providing AI systems including Google, Amazon, IBM and others. None of these companies currently utilises crowdsourcing to generate their knowledge bases (except that some link to Wikipedia and websites to scrape data).

These companies might evolve into competitors if they embrace crowdsourcing or they might be partners or they might be both. Crowdsourcing companies exist such as Wikipedia, Reddit, Steem and so forth that might repurpose their data to feed AIs. Finally peer to peer human expertise companies exist such as KIK, Sense, Fiverr et. al. that could merge their services with AI. Currently, we believe we are the only company that integrates crowdsourcing, human and artificial intelligence along with blockchain technology, however, our market is fast moving and it is likely we will become aware of closer or direct competitors in the next few months.

Liabilities and Litigation

The company has no material liabilities or litigation.

The team

Officers and directors

James Tagg	CEO, President & Director
Ed Guy	CTO, Secretary & Director
Erik Viirre	CIO & Director
Manju Kesani	CCO & Director

James Tagg
James Tagg is a serial entrepreneur and award-winning author. He was one of the original inventors of the touchscreen and has founded several companies that specialize in man-machine interfaces and communications. He founded Truphone, the world's first global mobile network, sending the first SMS over the Internet, making the first mobile phone call over the Internet and developing the eSIM for mobile communications. He holds over 200 patents and his first book, Are the Androids Dreaming Yet? explores the limits of Artificial Intelligence and the differences between humans and computers. He studied Physics and Computer Science at Manchester University and Engineering at Cambridge University. Prior to founding Cen Inc. Mr Tagg served as CEO of Truphone Ltd, a mobile virtual network operator from 2006 until 2009 when he became CTO and then CIO in 2015 until he left in October 2016 to found The Roger Penrose Institute, a research institute studying physics, and the differences between the human mind and computers, where he serves as Director. He founded CEN in Feb 2018 serves primarily as its CEO. He currently divides his time equally between CEN and his job with The Penrose Institute spending around 30 hours per week on each.

Ed Guy
Ed Guy started his career at General Electric and Digital Equipment but joined the VoIP industry right at its inception. He worked initially with Bellcore/Telcordia and then moved to Pulver.com where he built and launched Free World DialUp – the world's first network to offer free voice calls over the Internet. The ensuing furore led to the Pulver Act which has ensured net neutrality for communications companies over the last 20 years. He is therefore considered one of the fathers of VoIP. He is a

serial startup CTO who founded IPeerx, the VoIP peering exchange, in 2000 which was sold in 2006. He was chief architect for Truphone, a mobile virtual network operator, from 2006 to 2014 and more recently from 2013 to the present has been CTO of Uniphy Health, a medical communications company where he works part-time, 30 hours per week the remaining time free to work on startup activities. He has served as a VoIP instructor to Internet2.0 community and FCC and, authored RFC 5456 and related RFCs. He holds a PhD in Computer Engineering and has broad experience in network-based, large-scale & highly-available voice and data systems. He founded CEN in Feb 2018 and primarily serves as its CTO currently dividing his time between CEN and his job with the Uniphy Health.

Erik Viirre

Erik Viirre is a Professor at the University of California, San Diego (UCSD), in the Departments of Neurosciences, Surgery and Cognitive Science. Dr Viirre has extensive experience in cognitive systems development for interaction between humans and technology. Between 2012 and 2017, he was the Medical and Technical Director of the Qualcomm Tricorder XPRIZE, a technology competition for consumer-driven mobile health platforms with embedded Artificial Intelligence. Dr Viirre has worked on human safety and medical applications of VR and its human factors with funding from the National Institutes of Health, National Science Foundation, US Navy, DARPA, NASA and numerous corporate sources. Dr Viirre has participated in a variety of start-up companies, including Zero G Corporation, 3E Therapeutics and Otosound LLC, which has developed his patented medical device for treatment of tinnitus. He has a PhD in Neurology and is a Medical Doctor, specialising in disorders of the inner ear. Dr Viirre is a practising physician and serves as a Professor of Neurosciences, Surgery and Cognitive Sciences at the University of California, San Diego where he has been since June 1997, this is his primary job. Erik Viirre has served on a consulting basis as our Chief Information Officer since inception in Feb 2018 and spends around 4 hours per week working on Cen primarily as its CIO.

Manju Kesani

Manju Kesani has led marketing and commercial teams for 20 years at communication companies such as; EE, Truphone, Lebara Group and the Vodafone partners in Lithuania and Latvia. He blends his passion for brand and marketing with the analytical rigor he gained as a Wharton MBA. Most recently (2016 until 2017) he was Director of Pay Monthly, responsible for managing the £4 billion revenue consumer P&L for EE, the UK's largest mobile operator. During this period, EE posted its best consumer results ever. From 2013-2015 he served as Chief Marketing Officer and then Commercial Officer for Truphone, where he led all its brand and commercial activities across eight countries and served as Chief Marketing Officer for the Lebara Group, one of the fastest growing MVNOs in the world, where he was responsible for all marketing and brand activities across their footprint. Outside the communications sphere, he has acted as an advisor to WorldRemit, one of Europe's most successful fintech startups and raised $43 million in equity and $400 million in debt to start a new airline in India. Manju has a masters degree in business administration (MBA) from the Wharton School of the University of Pennsylvania and a bachelor's degree in Industrial Engineering, from Bangalore University (India), which he received with high honors.

Manju Kesani has served as our Chief Commercial Officer on a consulting basis since inception in Feb 2018 and maintains a consulting practise advising companies on commercial and marketing matters. He spends around 4 hours per week working on Cen primarily as its COO.

Number of Employees: 4

Related party transactions

The company has been loaned an aggregate of approximately $46,000 by two directors and a shareholder, Ed Guy, James Tagg and Kelly Garnell, which shall be repaid if we raise more than $500,000. These loans bear no interest. The Company has also issued Token Rights representing 500,000,000 Tokens to management and advisors, for nominal consideration, and will likely issue additional Token Rights or Tokens (when and if developed) to management and advisors. For those Token Rights, 191,011,235 Token Rights were issued to James Tagg, our CEO, CFO and a director, and 174,157,303 Token Rights were issued to Ed Guy, our Secretary and a director. The company intends to contract with The Penrose Institute for knowledge management and research services. If the company raises $1,070,000 dollars this will amount to a payment of $75,000 for the development of rules to govern the valuation of knowledge and other basic research. Payments will be made upon completion of works. James Tagg is Director and Erik Viirre is a founder of The Penrose Institute. See Financial Statements for additional information about Related Party Transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company may not successfully develop, market and launch the Cen system and BIT knowledge base, or issue BIT Tokens.** The Cen System and knowledge base (the "Cen System") and Basic Intelligence Tokens ("Tokens" or "BIT Tokens") have not yet been developed by the Company, and developing and successfully launching the Cen System and issuing the Tokens will require significant capital funding, expertise of the Company's management, time and effort. The Company may have to make changes to the specifications of the Cen System or Tokens to be developed, produced and offered by the Company for any number of legitimate reasons or the Company may be unable to develop the Cen System in a way that realizes those specifications or any form of a functioning application. It is possible that the Tokens and the Cen System may not ever be released and there may never be an operational Token. The Cen System and Tokens, if successfully developed and maintained, may not meet Purchaser expectations at the time of purchase. Furthermore, despite good faith efforts to develop and launch the Cen System, it is still possible that the Cen System will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Cen System and BIT Tokens. The Company intends to use certain of the proceeds of this offering (the "Offering") to make significant investments in developing and launching a viable Cen

System and Token. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the Cen System and launch it. There is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain BIT Tokens and the Cen System. If the Company is not successful in its efforts to demonstrate to users the utility and value of the Cen System, there may not be sufficient demand for the utility of Tokens for the Company to proceed with the Launch. As a result, Purchasers may lose some or all of their investment.

- **Risks associated with entering into the Subscription Agreement** Entering into the Subscription Agreement with the Company involves a high degree of risk. Purchasers should consider carefully the risks described herein, together with all of the other information contained in this Offering Circular and the exhibits attached hereto, including, but not limited to, the Subscription Agreement (the "Subscription Agreement"), and the exhibits attached thereto, before entering into the Subscription Agreement. The risks included herein entail circumstances under which Cen's business, financial condition, results of operations and prospects could suffer.

- **Investments in startups, including the Company, involve a high degree of risk. Investments in which involve Tokens, including the Offering, may involve an even higher degree of risk.** Cen faces significant financial and operating risks typical of a startup. The percentage of startups that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

- **Tokens will not be distributed until Cen can do so in accordance with applicable laws, including applicable securities laws.** Cen will not launch its platform, unless and until it can do so without violating applicable laws, including applicable securities laws, and the launch will not occur unless and until the Company can do so. The regulatory regime governing blockchain technologies and assets, tokens and token offerings is uncertain and evolving, as discussed in greater detail below. As a result, it is possible that it could be years before the Tokens are distributed pursuant to the terms of the Subscription Agreement, if at all. Purchasers must be prepared to bear the risk of entering into the Subscription Agreement, with the understanding that the Tokens may never be issued.

- **The Company may be forced to cease operations or take actions that result in a Dissolution Event.** It is possible that, due to any number of reasons, including, but not limited to, an unfavorable fluctuation in the value of cryptographic and fiat currencies, the inability by the Company to develop the product that it determines is necessary for a Launch or the Tokens' utility, the failure of commercial relationships, or intellectual property ownership challenges, the Company may no longer be viable to operate and the Company may dissolve or take actions that result in a dissolution or liquidation of CEN, in which case

investors could lose their entire investment.

- **The Token Rights and the Common Stock may not be transferred.** The terms of the Subscription Agreement prohibit transfer of the right to receive BIT Tokens (the "Token Rights"), if and when developed, and the Class B Common Stock (the "Securities"). Purchasers may be required to hold the Securities indefinitely. Consequently, Purchasers must be prepared to bear the risk of entering into the Subscription Agreement with uncertainty of the termination and conversion of the Token Rights into Bit Tokens.

- **There is the possibility that the terms of your Subscription Agreement will be different or less favorable than other purchasers.** There are no guarantees that your Subscription Agreement will contain the best possible terms offered to other investors in the Company. For example, there is the possibility that other Token or Common Stock purchasers might receive or be subject to a higher discount rate relating to the purchase of Tokens, a shorter lockup period or a most-favored nations provision. You agree that you enter into a Subscription Agreement with full knowledge of the Company's plans to issue Common Stock and Tokens on different terms and conditions.

- **The tax treatment of the Token Rights and the Tokens is uncertain, and there may be adverse tax consequences for purchasers upon certain future events.** The tax characterization of the Token Rights and the underlying Tokens is uncertain, and each purchaser must seek his, her or its own tax advice in connection with an investment in the Securities. An investment in the Token Rights may result in adverse tax consequences to purchasers, including withholding taxes, income taxes and tax reporting requirements. Each purchaser should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Token Rights and underlying Tokens.

- **The Cen System, if launched, may not be widely adopted and may have limited users.** If launched, it is possible that the Cen System will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed intelligence ecosystems or distributed applications to be used on such networks. Such a lack of use or interest could negatively impact the development of the Cen System and therefore the potential utility and value of Tokens and Stock.

- **Alternative applications may be established that compete with or are more widely used than the Cen Application.** It is possible that alternative applications could be established that utilize the same or similar open source code and protocol underlying the Cen System and attempt to provide products and services that are materially similar to Cen's products and services. Such alternative applications that compete with the Cen System, could negatively impact the Cen System and the Tokens.

- **The open-source structure of certain parts of the Cen Application protocol means that the Cen System may be susceptible to developments by users or contributors that could damage the Cen Application and the Company's reputation and could adversely affect the utilization of the Cen System and the Tokens.** The Cen System may be operated based on Ethereum's open-source

protocol and other open-source components, which are not maintained by the Company. The open-source nature of certain parts of the Cen System protocol means that it may be difficult for the Company or contributors to maintain or develop the Cen System and the Company may not have adequate resources to address emerging issues or malicious programs that develop within the Cen System adequately or in a timely manner. Third parties not affiliated with the Company may introduce weaknesses or bugs into the elements of the Cen Application that interact with such open source code. Such events may result in a loss of trust in the security and operation of the Cen System and a decline in user activity and could negatively impact the market price of the Tokens and Stock.

- **Ethereum, the blockchain network on which the Token may depend, may be the target of malicious cyber attacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens.** The Cen System structural foundation, the open-source protocol, the software application and other interfaces or applications built upon the Cen Application are still in an early development stage and are unproven, and there can be no assurances that the Cen System and the creation, transfer or storage of the Tokens will be uninterrupted or fully secure, which may result in a complete loss of users' Tokens or an unwillingness of users to access, adopt and utilize the Cen System. Further, Ethereum or the Cen System may also be the target of malicious attacks seeking to identify and exploit weaknesses which may result in the loss or theft of Tokens. For example, if Ethereum, the Tokens and the Cen Application are subject to unknown and known security attacks (such as double-spend attacks, 51% attacks, or other malicious attacks), this may materially and adversely affect the Cen System. In any such event, if the System Launch does not occur or if the Cen Application is not widely adopted, Purchasers may lose all of their investment.

- **Purchasers may be susceptible to risks associated with the Ethereum protocol.** The Tokens may be ERC-compliant tokens based on the Ethereum protocol or native tokens with similar design features or a side chain the involves a hybrid of both Etherium and a native token. As such, any malfunction, unintended function, unexpected functioning of or attack on the Ethereum protocol may cause the Tokens to malfunction or function in an unexpected or unintended manner. Ether, the native unit of account of the Ethereum protocol, may itself lose value in ways similar to Tokens, and also other ways.

- **The regulatory regime governing blockchain technologies, cryptocurrencies, tokens and token offerings (such as Ethereum, the Cen System, the Tokens and this Offering) is uncertain, and new regulations or policies may materially adversely affect the development of Ethereum, the Cen System and the utility of the Tokens.** Regulation of tokens and token rights (including the Token Rights and the Tokens) and token offerings such as this Offering, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges is currently undeveloped and likely to evolve rapidly, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the U.S. and in other countries may in the

future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Cen System and the adoption and utility of the Tokens. Failure by the Company or certain users of the Cen Application to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Regulators in other states, such as Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their states' statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The U.S. Department of the Treasury, the U.S. Securities Exchange Commission (the "SEC"), and the U.S. Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The Internal Revenue Service released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating such agencies' interpretation of existing laws. The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued public reports stating federal securities laws require treating some blockchain assets as securities. The SEC has also taken enforcement action against companies who have sold blockchain assets to the general public, arguing that the sales of blockchain assets constituted unregistered sales of securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the Cen System and the Tokens may be materially and adversely affected. Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect Ethereum and the Cen System. For instance, China has recently adopted certain regulations prohibiting initial coin offerings. Such laws, regulations or directives may conflict with those of the U.S. or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of Ethereum and the Cen Application and the adoption and utility of the Tokens.

- **No management rights.** Subject to applicable law and, except as mentioned in our organizational documents, the Class B Common Stock, Token Rights and Tokens have no voting rights or other management or control rights in us, and, consequently, the investment in the Securities, does not carry with it any right

to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. In assessing the risks and rewards of an investment in the Class B Common Stock and Token Rights, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and the Tokens holders will be subject to the decisions of our directors, officers, and employees.

- **There may be occasions when certain individuals involved in the development and launch of the Cen System may encounter potential conflicts of interest in connection with the System Launch, such that those individuals may avoid a loss, or even realize a gain, when other Purchasers are suffering losses.** There may be occasions when certain individuals involved in the development and launch of the Cen System or the Tokens may encounter potential conflicts of interest in connection with this Offering and the System Launch, such that such individuals may avoid a loss, or even realize a gain, when other Purchasers are suffering losses. Purchasers of Token Rights may also have conflicting investment, tax, and other interests with respect to Token Rights investments, which may arise from the terms of the Token Rights, the Tokens, the Token source code, the Cen System, the timing of the System Launch or other token pre-sales, or other factors. Decisions made by the key employees of Cen on such matters may be more beneficial for some Purchasers than for others.

- **Purchasers may lack information for monitoring their investment.** The Purchaser may not be able to obtain all information it would want regarding Cen, the Token Rights, the Class B Common Stock, the Tokens, or the Cen System on a timely basis or at all. It is possible that the Purchaser may not be aware on a timely basis of material adverse changes that have occurred with respect to these matters. The information regarding the Token Rights, the Tokens, the Class B Common Stock, and the Cen System may be highly technical by nature. As a result of these difficulties, as well as other uncertainties, a Purchaser may not have accurate or accessible information about the Cen System.

- **If the Cen Application is unable to satisfy data protection, security, privacy, and other government and industry-specific requirements, its growth could be harmed.** There are a number of data protection, security, privacy and other government and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the Cen System's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the Cen Application.

- **The further development and acceptance of blockchain networks, including Ethereum, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a material adverse effect on the successful development and adoption of the Cen System and the Tokens.** The growth of the blockchain industry in

general, as well as the blockchain networks on which the Cen Application will rely and interact, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation: - Worldwide growth in the adoption and use of Ethereum and other blockchain technologies; Government and quasi-government regulation of Ethereum and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; - The maintenance and development of the open-source software protocol of Ethereum networks; -Changes in consumer demographics and public tastes and preferences; -The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks; - General economic conditions and the regulatory environment relating to cryptocurrencies; or - A decline in the popularity or acceptance of Ethereum or other blockchain-based tokens would adversely affect our results of operations. - The slowing or stopping of the development, general acceptance, adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Cen System and the Tokens.

- **Our intellectual property could be unenforceable or ineffective.** One of our most valuable assets is our intellectual property. We have one patent application in the United States and a PCT application and plan to explore opportunities to patent other parts of our core technology. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market the Cen System, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtain patents that relate to intellectual property, which competes with our intellectual property or technology. Despite independent development, other employers of our inventors could attempt to assert rights over our patents. This may require us to develop or obtain alternative technology or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign the technology in order to guard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain

alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time-consuming, and distract management's attention from our core operations.

- **We have minimal operating capital, no significant assets and no revenue from operations.** We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of the Securities or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our members.

- **We may be faced with challenges in complying with Delaware law with respect to stock ledger requirements.** Undertaking an offering using blockchain technology does not easily fit within the regulatory framework for traditional stock ledger requirements. The manner in which we record our Token holders may not be in compliance with Delaware stock ledger requirements. The failure to comply with state laws can result in regulatory actions that could have a negative impact on our business.

- **If theTokens ever become transferable, Token transactions may be irreversible, and, accordingly, losses due to fraudulent or accidental transactions may not be recoverable.** In the event that our platform is developed and becomes operational, or the Tokens become transferable, transactions in the Tokens may be irreversible, and, accordingly, a purchaser of Tokens may lose all of his or her investment in a variety of circumstances, including in connection with fraudulent or accidental transactions, technology failures or cyber-security breaches.

- **Risk of Loss of Credentials.** Your Tokens will be held in a crypto-wallet. Your crypto-wallet stores your private key and public keys. Public keys allow outside parties to transmit cryptocurrencies into your digital wallet. Private keys allows you to receive, hold, access and use or transfer Tokens. If your own crypto-wallet credentials are lost or stolen, your Tokens will be unrecoverable and will be permanently lost. A private key, or a combination of private keys, is necessary to control and dispose of Tokens stored in your wallet. Accordingly, loss of requisite private key(s) associated with your wallet will result in loss of such Tokens. Moreover, any third party that gains access to such private key(s), including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your Tokens. Any errors or malfunctions caused by or otherwise related to the wallet you choose to receive and store Tokens, including your own failure to properly maintain or use such wallet, may also result in the loss of your Tokens.

- **Future Sales of Token Rights, Tokens and/or Common Stock or other securities.** Sales, or the possibility of sales, by the Company, of a substantial number of Token Rights, Tokens, common stock or other securities, following this offering, could have an adverse effect on the value of the Token Rights, the Tokens or the Class B Common Stock, or could affect the Company's ability to obtain further capital. In addition, if the Company is unable to raise the capital it requires

under the current offering price, it has the discretion to engage in an offering of Token Rights, Tokens, Class B Common Stock or other securities, at prices lower than the prices offered herein. In addition, in exchange for services in connection with the Company's business, the Company intends to issue Token Rights and/or common stock, to various third parties, pursuant to which additional Tokens or common stock, would be issuable. Any such additional issuance of Tokens could dilute your percentage interest in then-outstanding Tokens or common stock, if any, and have an adverse effect on the market value of Tokens and/or Class B Common Stock.

- **There are no assurances that the Company will successfully raise the funds required to successfully develop and launch the Platform or operate its business.** Although the Company is attempting to raise $1,070,000 in this Offering, it cannot make any assurances that it will raise the entire amount. In addition, the Company is conducting this Offering, on a "best-efforts" basis and it, therefore, is not obligated to raise the full $1,070,000. The Company has, and will have, the right to close on one or more subscriptions for the Securities, and to immediately begin using the proceeds of such subscriptions, regardless of the amounts raised, notwithstanding that the Company may not have received subscriptions for all or even substantially all of the amounts the Company is seeking to raise. In addition, the Company will require a substantial amount of additional capital to complete the development of, launch and market the CEN network.

- **The Tokens, if and when issued, may be deemed securities under the Securities Act.** The Company intends to use Tokens on its platform by, among other things, paying contributors in Tokens for their contributions, and permitting the purchase of services using Tokens. The determination of whether an instrument is a "security" for purposes of the US securities law depends on the relevant facts and circumstances, and there is a risk that applicable regulatory authorities will deem Tokens to be securities at the time of issuance, if such issuance occurs. The Company will be required to make a final determination of whether the Tokens are securities prior to the time that any Tokens are issued. In conjunction therewith, the Company may decide to seek formal or informal input from the SEC staff. If the Tokens issued by the Company in such circumstances are deemed to be "securities" for purposes of the US securities laws and/or the securities laws of foreign jurisdictions, the Company will be required to register such issuances under the Securities Act or the securities laws of foreign jurisdictions or rely on an available exemption from the registration requirements, including Regulation A under the Securities Act. Given that, to our knowledge, no company has yet to successfully register the issuances of digital assets such as the Tokens under the Securities Act or relied on Regulation A in lieu thereof, and the numerous novel regulatory questions likely to arise in connection therewith, the Company can provide no assurance that it would be successful in doing so. Moreover, even if the Company was able to do so, the costs attendant thereto may be too prohibitive for the Company to pursue this option. If either situation were to occur, it would have a significant negative impact on the operation and utility of the Company's platform and on the

liquidity and transfer of Tokens issued pursuant to the Token Rights. In addition, unless the Tokens are deemed not to be securities under the Securities Act, the Tokens will be subject to significant restrictions on resale and transfer in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144 of the Securities Act. In addition, if the Tokens are deemed securities, and the Company meets the asset and stockholder thresholds that require the registration of the Tokens with the SEC under the Exchange Act, the same would be a laborious and expensive process and increase the Company's compliance costs

- **The Tokens or Class B Common Stock may be subject to registration under the Exchange Act if the Company has assets above $10 million and more than 2,000 purchasers participate in the Offering, which would increase the Company's costs and require substantial attention from management.** Companies with total assets above $10 million and more than 2,000 holders of record of its securities, or 500 holders of record of its securities who are not accredited investors, at the end of their fiscal year, must register that class of securities with the SEC under the Exchange Act. The Company could trigger this requirement as a result of the Offering or future offerings, and be required to register its Class B Common Stock, the Token Rights or the Tokens (if determined to be securities), when and if issued, with the SEC under the Exchange Act, which would be a laborious and expensive process. Furthermore, if such registration takes place, the Company will have materially higher compliance and reporting costs going forward.

- **Our financial statements include a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- James Tagg, 38.2% ownership, Common A Voting Common Stock
- Ed Guy, 34.83% ownership, Common A Voting Common Stock

Classes of securities

- Class A Voting Common Stock: 8,900,000

The holders of shares of the Company's Class A Voting Common Stock ("VotingCommon Stock" and, collectively with the Class B Non-Voting Common Stock,the "Common Stock"), are entitled to one vote for each share held of record onall matters submitted to a vote of the shareholders. The holders of Class B Non-Voting Common Stock are not entitled to vote on any matter except

as requiredunder applicable law. As of the date hereof there are 8,900,000 outstanding shares of Class A Common Stock, and no outstanding shares of Class B Non-Voting Common Stock.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of our Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate in the future.

- Class B Non-Voting Common Stock: 0

See above.

What it means to be a Minority Holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

A token holder has no ability to control the company but may vote via the protocol to influence certain rules and procedures.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other

words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

With respect to our tokens we intend to issue a maximum of 3,000,000,000 with 2 additional issuing events, first, if/when we reach a billion user which will add 10% to add to the acquisition pool and, second after 10 years we will issue further tokens at a rate of no more than 3% of max tokens per annum to provide additional tokens to miners and further investment in the platform. Therefore, the issuance of additional BIT Tokens could have dilute the value of your BIT Tokens.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-02-09.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed building and delivery of product, which we do not anticipate until December 2018 at the earliest. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation. Our plan, therefore, is to execute a large ICO through one or more regulated mechanisms. Therefore our expenditure plans comprise three main elements: R&D to improve the product and use the product as an integral part of the marketing of for our raise. The financial costs of the raise itself and associated marketing costs. The main cost will be to move our CTO and core team full-time.

Financial Milestones

The company is investing in the development of its blockchain knowledge network, token and AI. We intend to execute a further capital raise through a token offering within the next 90-120 days. The capital raised (if we are oversubscribed) should allow us to make substantial progress on our technical roadmap.

Liquidity and Capital Resources

The company is currently developing its product and will need to raise further funding through further capital raising. Because the business is a startup it currently has a minimal burn rate of less than $1000 per month. Therefore even at the low end of the capital raising the company is viable. The objective of this fundraising is to generate sufficient funds to build out the product, fund the go to market process and execute a more substantial capital raise. It is possible that additional accredited investors may participate in the funding of the company at this stage.

Within the next 90-120 days we intend to execute a capital raise through a regulated process using the RATE structure described herein. The exact details of this will be determined by a mixture of gauging the appetite for this fundraising and market conditions.

Indebtedness

The company has been loaned an aggregate of approximately $46,000 by two directors

and a shareholder, Ed Guy, James Tagg and Kelly Garnell, which shall be repaid if we raise more than $500,000. These loans bear no interest. See Financial Statements for additional information about Indebtedness.

Recent offerings of securities

None

Valuation

$35,600,000.00

Cen Inc is a pre-revenue AI startup building a tokenised marketplace. The most recent comparable is SingularityNET. SingularityNET specialises in linking AI programmers with each other to trade algorithms while we specialise in collecting knowledge from experts who are not AI programmers. Singularity NET raised money through a token sale at pre-revenue stage by selling 50% of the organisation for $36mm. They are structured as a foundation so 100% of the value of their organisation is represented by their token value. Therefore a reasonable valuation for our business based on the most recent comparable transaction is $36mm. This analysis is independent of the token value included in our offering as a perk which would represent additional value to an investor.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
Professional Fees	$7,000	$7,000
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$2,400	$998,800
Use of Net Proceeds:		
Fees for further offering	$0	$150,000
R& D & Production	$0	$528,480
Funding the BIT foundation	$0	$75,000
Hosting and Servers	$0	$12,942
Marketing	$0	$100,580
Repayment of Director Advances	$0	$45,997
Working Capital	$2,400	$84,801
Total Use of Net Proceeds	$2,400	$998,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $950,000 over the course of that time to build out the prototype, raise awareness of our company technology through PR and execute a much larger capital raised using one of the appropriate processes.

Fees for Further Offering, we anticipate further fundraising and this amount relates to platform fees, legal and accounting services.

R&D and Production, we will use these funds to further the development of the product in accordance with the timeline. Our main objective will be to scale the existing prototype and develop a more elegant user experience for Minders.

Hosting and Servers, although we are a blockchain business we host significant development and web resources in our contracted data centre.

Marketing: We plan to concentrate our marketing efforts on PR activities, conferences and seminars.

Note of an Interest: The company intends to contract with The Penrose Institute for knowledge management and research services. If the company raises $1,070,000 dollars this will amount to a payment of $75,000 for the development of rules to govern the valuation of knowledge and other basic research. Payments will be made upon completion of works. James Tagg is Director and Erik Viirre is a founder of The Penrose Institute.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments made to advisors, salary to directors; Administration Expenses, Travel and Entertainment; repayment of directors loans.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.cen.ai on the page labelled annual_reports. The annual report will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cen Inc.

[See attached]

CEN Inc.
Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

February 9, 2018 (Inception)

CEN INC.

TABLE OF CONTENTS



To the Board of Directors
CEN Inc.
La Jolla, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of CEN Inc. (the "Company") as of February 9, 2018 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 10, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

CEN INC.
BALANCE SHEET (UNAUDITED)
As of February 9, 2018 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Stock subscriptions receivable		890
Token subscriptions receivable		-
Total Current Assets		890

TOTAL ASSETS	$	890

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:

Accounts payable and accrued expenses	$	-
Total Current Liabilities		-

Non-Current Liabilities:

Loans payable - related party		29,532
Tokens payable		-
Total Non-Current Liabilities		29,532
Total Liabilities		29,532

Stockholders' Equity (Deficit):

Common stock - Class A, $0.0001 par value, 10,000,000 shares authorized, 8,900,000 shares issued and outstanding as of February 9, 2018		890
Common stock - Class B, $0.0001 par value, 8,900,000 shares authorized, 0 shares issued and outstanding as of February 9, 2018		-
Additional paid-in capital		
Accumulated deficit		(29,532)
Total Stockholders' Equity (Deficit)		(28,642)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	890

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-2-

CEN INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of February 9, 2018 (inception)

NOTE 1: NATURE OF OPERATIONS

CEN, Inc. (the "Company"), is a corporation formed on February 9, 2018 under the laws of Delaware. The Company is engaged in the artificial intelligence (AI) and blockchain markets. The Company's mission is to provide a fair partnership between AI and human intelligence (HI) distributed on the blockchain. The Company's headquarters are located in La Jolla, California.

As of February 9, 2018 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities prior to inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Stock Subscriptions Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet. At February 9, 2018 $890 was recorded as stock subscription receivable (asset) on the balance sheet for unfunded subscriptions related to the February 9, 2018 (inception) stock issuances, as funding for the receivable was received by the Company prior to the issuance of these financial statements. See Note 4 for a description of stock issuances.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of February 9, 2018.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. As discussed in Note 5, certain expenses totaling $29,532 were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. The Company anticipates

significant offering costs in connection with the proposed offering discussed in Note 8. No offering costs were incurred as of February 9, 2018 (inception).

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files U.S. federal and California state income tax returns. Since the Company was formed on February 9, 2018, no such returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to the Company is subject.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of February 9, 2018 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

The Company has authorized 10,000,000 shares of Class A Common Stock with par value of $0.0001 per share. Holders of Class A Common Stock have one vote per share held. As of February 9, 2018 (inception), 8,900,000 shares of Class A Common Stock were issued and outstanding.

The Company has authorized 8,900,000 shares of Class B Common Stock with par value of $0.0001 per share. Holders of Class B Common Stock have ten votes per share held. As of February 9, 2018 (inception), no shares of Class B Common Stock were issued or outstanding.

The Company's Class A Common Stock and Class B Common Stock have identical rights and benefits other than voting. See Note 8 for a description of changes to the capital structure subsequent to February 9, 2018 (inception).

Stock Issuances

On February 9, 2018 (inception), the Company issued to its directors a total of 7,900,000 shares of Class A Common Stock at $0.0001 per share, in exchange for stock subscriptions receivable totaling $790. Also on February 9, 2018 (inception), the Company issued a total of 1,000,000 shares of Class A Common Stock at $0.0001 per share, in exchange for a stock subscription receivable totaling $100.

The stock issuances were conducted under terms of restricted stock purchase agreements, but contained no vesting provisions.

NOTE 5: RELATED PARTY TRANSACTIONS

Loans Payable – Related Party

The Company had loans payable to shareholders of the Company of $29,532 as of February 9, 2018 (inception). Prior to the Company's formation, development activities commenced, and certain startup expenses were incurred; shareholder advances that comprise the loan payable balance were used to pay such expenses. The expenses were paid out of a bank account controlled by a third party related to the Company via mutual ownership by one of the Company's shareholders. The Company did not share any expenses with the related party and management asserts that the allocation methodology used is reasonable and reflects management's estimate of what the expenses would have been on a stand-alone basis. The expenses are recorded on the balance sheet as a reduction to retained earnings (accumulated deficit) as of February 9, 2018 (inception).

The loans payable amount at February 9, 2018 (inception) represents cash loaned to the Company outside of a formal agreement and without interest terms. The loans are repayable upon receipt by the Company of investment in excess of $500,000 or more. See Note 8 for a description of the increase to the loans payable balance subsequent to February 9, 2018 (inception).

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

BIT Tokens

Effective February 9, 2018 (inception), the Company committed to issue to its directors a total of 443,820,225 BIT Tokens (Basic Intelligence Tokens, or "Tokens") at $0.000001 per Token, in

exchange for token subscriptions receivable totaling $443. Also effective February 9, 2018 (inception), the Company issued a total of 56,179,775 Tokens at $0.000001 per share, in exchange for a token subscription receivable totaling $56. Because the Tokens have not yet been generated or issued, a receivable has not been recorded on the balance sheet as of February 9, 2018 (inception).

The Token issuance commitments were conducted under terms of a restricted token purchase agreement. The Tokens have no voting rights and no rights to dividends, do not share in any distribution of cash, property, or shares of stock, do not have any rights to assets of the Company, and will not receive any consideration in a sale of the Company.

The Tokens are subject to certain lockup provisions. Contractual lockup provisions are included in the restricted token purchase agreements and restrict the sale or transfer of Tokens by subjecting Tokens to a lockup or vesting period of 2 to 4 years from the date of agreement. Tokens vest linearly on a monthly basis. In addition to contractual lockup provisions, Tokens may not be traded until the following provisions have been met:

- The "hold" period for the purchase method has been met, typically one year from the close of an offering;
- Regulatory obligations have been met, and the Company has received any necessary release from regulators, exchanges, SROs, et al.;
- The tokens have been created, tested and distributed and any final audits have been undertaken, whether by the Company or third parties;
- Any alignment date chosen and set by the Company has been reached, such that all the holders of tokens begin trading on a "first day of trading"; and
- The tokens are still deemed a security at the time of trading, that an ATS has agreed to trade the tokens, and that an exchange has agreed to list the tokens.

There is a risk that the Company will never meet the conditions necessary to launch the Tokens or to satisfy the lockup provisions described above.

Also effective February 9, 2018 (inception), the Company entered into advisor token agreements with strategic and expert level advisors. In order to retain the services of advisors, the Company is committed to providing compensation in the form of Tokens to such advisors. The Company intends to issue a total of 12,000,000 Tokens at $0.000001 per Token to the advisors, in exchange for token subscriptions receivable totaling $12. Because the Tokens have not yet been generated or issued, a receivable has not been recorded on the balance sheet as of February 9, 2018 (inception). Tokens issued under the advisor token agreements are subject to the lockup provisions described above.

The Company has authorized a total 3,000,000,000 Tokens with par value of $0.000001 per Token as of February 9, 2018 (inception). Tokens are considered debt securities of the Company and will be recorded at fair value upon issuance. As of February 9, 2018 (inception), the Company committed to issuing 512,000,000 Tokens to directors, advisors, and others. No Tokens were created, tested, distributed, issued, or outstanding as of February 9, 2018.

CEN INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of February 9, 2018 (inception)

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Invention License and Purchase Agreement – Related Party

Subsequent to the February 9, 2018 inception date of these financial statements, the Company is in the process of executing an invention license agreement with directors of the Company. The Company plans to agree to purchase from directors of the Company the Cen invention and all derivative works for $800,000 upon receipt by the Company of investment in excess of $30 million (the trigger event) or upon agreement of the directors. Prior to the trigger event, the Company will be granted exclusive, perpetual, fully-paid and royalty-free worldwide license to the Cen invention, with rights to sublicense, reproduce, make derivative works of, distribute, display, use, sell, offer for sale, and exercise any and all present or future rights in the Cen invention. The trigger event shall be deemed to have occurred if there is a change in control of CEN Inc., and the license shall transfer upon payment. The license terminates upon dissolution of CEN Inc., if a trigger event and payment has not taken place.

Loans Payable – Related Party

Subsequent to February 9, 2018, the Company's loans payable to related party balance increased by $16,582. The additional advances were used for development activities and certain startup expenses, travel expenses, and production equipment and services expenses incurred by the Company. The increase in the loans payable balance subsequent to February 9, 2018 (inception) represents cash loaned to the Company outside of a formal agreement and without interest terms. The loans are repayable upon receipt by the Company of investment in excess of $500,000 or more.

Sponsorship Agreement

On April 6, 2018, the Company entered into a sponsorship agreement with MONage, Inc. to sponsor a marketing event. The Company agreed to pay for such sponsorship with $10,000 of the Company's BIT Tokens, payable within 24 hours of the Company's token generation event (TGE), and at a price per Token equal to the highest discount offered during the token sale. In the event that a TGE does not occur, the Company is committed to paying for the sponsorship in $10,000 cash, due by December 15, 2018.

Amended and Restated Certificate of Incorporation

On April 16, 2018, the Company amended and restated the certificate of incorporation. The restated certificate of incorporation increases the authorized number of shares of Class B Common Stock from 8,900,000 shares to 10,000,000 shares, and removes voting rights for holders of shares of Class B Common Stock. As of April 16, 2018, there were no shares of Class B Common Stock issued or outstanding.

Crowdfunding Offering

On May 2, 2018, the Board of Directors of the Company authorized officers of the Company to sell and offer up to $1,070,000 in securities through an offering under Regulation Crowdfunding. The securities consist of shares of the Company's Class B Common Stock that include rights to BIT Tokens.

Management's Evaluation

Management has evaluated subsequent events through May 10, 2018, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Cen Inc. is pending **StartEngine Approval.**

PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $1.07M goal
Cen Inc.
Democratizing AI with Blockchain
Small OPO La Jolla, CA Technology US Investors Only

Overview Team Terms Updates Comments Share

Knowledge Market

Invest in Cen

AIs are becoming the new media. As artificial intelligence celebrities such as Siri, Alexa, and Sophia emerge, they are becoming a primary media in themselves. We are gradually moving from reading text and watching videos to having conversations with AI agents to gain our knowledge of the world.

Despite their popularity, we believe the way AIs are built today is wrong. Because they lack human understanding, AIs often fail to communicate with people smoothly and efficiently. Ask your favorite AI a question outside of its core knowledge and see what happens. We need to source knowledge from the crowd. But there is a problem for people giving their knowledge. Because AIs act as 'blackboxes', it is hard to reward the original human authors. Large corporations solve this by taking full ownership of the knowledge base but this is not a democratic way to solve the problem. And, it's not just factual knowledge we need to be concerned with. Corporations will have large quantities of personal data saved in siloed AI systems.

Our solution at CEN Inc. is the Basic Intelligence Token (BIT) network, an AI system that uses blockchain to run an efficient collaboration between machine and human experts while distributing fair rewards to knowledge givers. The system works by sending questions that are difficult for an AI to human experts, "Minders", around the world. As these experts interact with the users and answer questions, knowledge is added to a distributed, blockchain-powered knowledge base. User's knowledge is kept with the user in a secure personal store that makes it available to answer questions in the future.

Basic Intelligence Tokens (BIT's) are awarded to those who provide information to our knowledge base. The value of their rewards is judged by the relative value of the knowledge they provide. Our users and partnering businesses will spend the tokens to access either the general knowledge base and can pay extra to talk to human experts for more professional information.



Our team at CEN involves experts and entrepreneurs who are ready to disrupt the AI industry and knowledge market. Our founders have made various groundbreaking accomplishments in the field of technology, a few examples being: inventing the touchscreen, delivering the first mobile VoIP call and developing the eSIM that allows mobile devices to automatically configure themselves for low cost service in a new country. These effort have resulted in the granting of hundreds of patents. We are confident that our team can revolutionize the way our society accesses, provides, and trades knowledge. **By investing in us, you can be part of our movement.**

Development Stage

Cen has built several pre-production systems to demonstrate the power of an Artificial & Human Intelligence hybrid system. Some of these alpha prototypes are available on the Web or via messaging applications such as Telegram. We have full Avatar lab versions that measures emotion and integrates with the Sophia Bot, Google Home, Dialog Flow, & Amazon Alexa. With the funds raised, we will harden and scale these systems as well as implement a knowledge authoring user interface suitable for non-programmers, complete the token design including the ERC-721 tracking integration, and develop the Minders interface tools to allow for large-scale human intervention. Cen's roadmap is illustrated below. We expect to release Alpha prototypes over the coming months and launch the network in Spring of 2019.

The Offering

Investment: Class B Common Stock & BIT Tokens

$4/share of Class B Common Stock | When you invest you are betting the company's future equity value will exceed $36.5M.

Perks*
BIT Tokens (or "BIT")
An investor shall receive the right to receive 75 BIT Tokens (if and when developed and issued) for each shares of Class B Common Stock purchased in the Offering. In addition, the following bonuses will apply:

- Invest $1000-$4,996: You will be recognized by the Cen by name and you will receive a bonus of 1 tokens per share.
- Invest $5,000 - $24,996: You will be recognized by the Cen as a Cen Contributor and you will receive a bonus of 2 BIT Tokens per share.
- $25,000 - $99,996: You will be recognized by the Cen as a Cen Ambassador and you will receive a bonus of 5 BIT Tokens per share.
- $100,000+: You will be recognized by the Cen as a Cen Fellow and we will build a Cen prototype to introduce to you or your company and you will receive a bonus of 10 BIT Tokens per share.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.*

Description: The BIT Token represents the use of human knowledge and skill in a human/artificial intelligence market. Minders (human expert authors)

generate knowledge which will be recorded using ERC-721 (cryptokitty-styled) smart contracts on the Etherium blockchain. When their knowledge is used, subject to applicable securities laws, Minders will be rewarded with BIT Tokens.   As currently contemplated, advertisers - really service providers in the Intelligence Economy - will hold and spend BIT Tokens to gain access to the users of the BIT knowledgebase. Initial prototypes have been built on the Ethereum blockchain. Most knowledge is encoded on sidechains as Ethereum itself is not fast enough to service real-time communications and AI. We may migrate to a newer blockchain if the roadmap for Ethereum does not fix these issues in a timely manner.

The right to receive BIT Tokens is contingent upon the successful development of the BIT Platform, BIT Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.



This Offering is eligible for the StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Why Invest in CEN?



The Rise of AI and the AI Market

From chatbots like Chatterbot to personas like Siri, AIs are becoming more sophisticated and popular day by day. Speech recognition is now reaching above 95% accuracy [Meeker 2017], and humans today spend more of their time conversing in messaging applications than watching videos or reading on social media platforms [Economist 2016]. Increasingly, these conversations are with computers AI agents and chatbots rather than fellow human beings.

CEN will be at the forefront of the rapidly growing AI market. PwC estimates that AI will increase the world GDP by 14% by 2030, representing $15.7 trillion dollars of value creation [Rao 2017]. More and more businesses are anticipating the continual rise of the AI market. McKinsey estimates that a range of companies invested between of $26 billion and$39 billion in 2016 across all forms of AI technology [Bughin 2017]. Market Research Future predicts that the chatbot industry will also grow, at 37% per year to reach $6 billion by 2023 [MRF 2017].

Our Revenue Streams

We intend to operate a freemium model. Users who register with us can access a range of crowdsourced information and services free of charge. As currently contemplated, once users are on board with our system there will be four main ways we generate income.



- **While using our free service users will purchase products and services. We take a percentage on these transactions.**

- **Users (or indeed, partnering businesses) will be able pay to access our premium general service on a time or task basis.** For example, a user could pay per hour to have Cen accomplish a task for them or teach them something. Commonly, services that offer a human virtual assistant charge $60 per hour but we believe the combination of AI and HI will allow us to provide this service for less.

- **Users or partners who want specialized professional knowledge will pay considerably more. Once a high-value task is created by the knowledge builders, it can be consumed within a premium package.**

- **3rd Parties will use our knowledge base and APIs to power their AIs.**

We Offer a New Way to Advertise

Our advertising market is different from the abrupt interruptions we are used to. An AI is a conversation with a knowledgeable friend. It's rather like talking to a stock broker. A broker must offer fair advice, but they can also receive compensation.

The same model applies to an AI. For instance, if a user is looking for a way to fly from Los Angeles to New York, our AI would announce this to advertisers and solicit offers for its user. It would then pick the best offer from advertised offers. It might also give answers where it received no compensation if these were the best answer.



Our Product

The Bit Network

Our network will introduce a new breed of decentralized AIs called Cens (Cognitive Entities) – AI avatars 'Cens', and chatbots 'Cenbots'. Cen will act as our primary interface AI and as a reference design allowing custom Cens to be built.



Our AI network will be different from other popular AI systems like Alexa or Siri. Our BIT network will lack a central corporate owner. Instead,



BASIC
INTELLIGENCE
TOKEN
BIT

all services will be provided by the decentralized, global network of people who choose to participate.

The BIT network will protect user data. We will record user information securely in their device or encrypt it in a distributed system so that users can provide their data to services as needed rather than storing data in a central store.

The BIT network will connect computer and human experts smoothly to provide the most efficient knowledge service. The system will work by sending questions that are difficult for an AI to human experts around the world. Many experts 'Minders' are available at any one time so the human intelligence merges seamlessly into the AI sessions.

The BIT network will reward authors fairly. We are creating a system where authorship of knowledge is recorded securely keyed to a blockchain so that their influence is rewarded fairly.

There will be Three Main Actors in our Ecosystem

Users

- Our registered members will consume the BIT knowledge base. They will have access to the basic services of Cen and Cenbot. They can can also reach partner services or purchase native BIT services, such as training and consultancy.

Partnering Businesses

- Partners can either use their own AI and purchase access to our knowledge base or, if they do not have an AI, purchase access to Cen and Cenbot or have a custom version built.

Minders

- **Minders add to the knowledge base.** They will encode expert human knowledge in an advanced knowledge representation graph form, to teach, advise, reason, and abstract. They will offer three types of knowledge: static knowledge (long-term facts), live knowledge (digital platforms or agents that hold knowledge), or agents (programs or other AIs that can answer questions programmatically).
- **Verifier Minders will test the knowledge base** to determine the quality and uniqueness of the AI knowledge graphs. After authors submit their knowledge, verifiers will check, score, and make modifications to the knowledge. The author will receive their pledged tokens once the verification is passed.
- **Servers Minders will provide computational power** to run the network and host our reference implementations, Cen and Cenbot.
- **Moderators Minders will provide human intelligence backup** to the AI inference systems, overseeing their use and continuously improving the knowledge base.

Basic Intelligence Token

Our network will use Basic Intelligence Token (BIT), which will encode human knowledge onto the blockchain for use by artificial intelligence (AI).



BIT's are initially awarded to users who sign up to our system. They are awarded with tokens for proving their identity and inputting their preference and state information that ranges from home shipping address to favorite foods. This information is used to help an AI best serve the user. Gamification will be used to encourage the users throughout the sign-up process.

Token ownership represents the right of membership and access to our service. Having sufficient tokens allows user to access basic Cen services for free and vote on certain community rules. Having more tokens provides discounts on subscriptions and added value services. Signed-on members will receive additional tokens when they invite others to join the network.

BIT Rewards and Costs: Minders will receive BITs for contributing to the knowledge base. We will price the knowledge according to its 'relative information value' (RIV), which will be based on how special the knowledge is and how popular it is in the market (when their works get consumed individually or from a pool, they, subject to applicable securities laws, receive additional tokens). Minders will also be rewarded for administrative tasks, such as reviewing and rating new knowledge, performing maintenance tasks and providing computational resources.

Users will be able to spend their BITs to consume works such as educational modules and consultancy or to subscribe for premium services.

Businesses will also be able to spend BITs to gain access to the knowledge base, user profiles and context data. Companies without in-house AI services will also be able to use BITs to access our human oversight and moderation capabilities and AI computational capability.

BIT
BASIC
INELLIGENCE
TOKEN





JAMES TAGG

The Ah hah Moment.

James Tagg publishes "Are the Androids Dreaming Yet", an award winning book examining



First Public Demo

WebRTC emotion tracking demonstrated at Monage including face, text, voice, and natural language. Prototyped Blockchain



CEN Launches on StartEngine

Now you can own a part of the



Funding Goal Phase Two (ANTICIPATED)

Engage high-value "recommender" customers to prove system in field, and enlist



CEN Foundation (ANTICIPATED)

Minder's Code of Ethics creation. SingularityNet



Public Commercial Launch (ANTICIPATED)

Token rewards begin distribution



Artificial Intelligence, Human Thought, and Free Will.
January 2015

Blockchain contract.
November 2017

a part of the company.
April 2018

Nola, and enlist two open partner projects.
September 2018

Singularitynet integration.
December 2018

login distribution to Minders.
September 2019

February 2017

Patent & Team Assembled

Dr. Erik Viirre and James Tagg's U.S. file Patent. Manju Kesani and Dr. Ed Guy join team and build prototype based on Opencog's & Sophia.

February 2018

Cen Inc, Founded.

Formed in Delaware. Advisory board assembled. Prototype includes Google Home, Alexa, Telegram & Minder Interface.

August 2018

Strategic Customer Live

First customer trial with enhanced, domain specific, knowledge base including Web, Telegram, and other venues. (ANTICIPATED)

October 2018

Authoring and Minder Interface (ANTICIPATED)

Alpha version records knowledge using a private blockchain with BIT.

April 2019

Beta Network Launch (ANTICIPATED)

Private Beta to prove out highly scalable architecture. Knowledge Miner distribution, engage 'outcry' advertising and service providers.

April 2020

Expanded Network (ANTICIPATED)

Includes Avatar on Demand service, Channel Partners, and Compute Minder Distribution facilitating payment for computing services.

Meet Our Team



James Tagg
CEO, President & Director

James Tagg is a serial entrepreneur and award-winning author. He was one of the original inventors of the touchscreen and has founded several companies that specialize in man-machine interfaces and communications. He founded Truphone, the world's first global mobile network, sending the first SMS over the Internet, making the first mobile phone call over the Internet and developing the eSIM for mobile communications. He holds over 200 patents and his first book, Are the Androids Dreaming Yet? explores the limits of Artificial Intelligence and the differences between humans and computers. He studied Physics and Computer Science at Manchester University and Engineering at Cambridge University. Prior to founding Cen Inc. Mr Tagg served as CEO of Truphone Ltd, a mobile virtual network operator from 2006 until 2009 when he became CTO and then CIO in 2015 until he left in October 2016 to found The Roger Penrose Institute, a research institute studying physics, and the differences between the human mind and computers, where he serves as Director. He founded CEN in Feb 2018 serves primarily as its CEO. He currently divides his time equally between CEN and his job with The Penrose Institute spending around 30 hours per week on each.





Ed Guy
CTO, Secretary & Director

Ed Guy started his career at General Electric and Digital Equipment but joined the VoIP industry right at its inception. He worked initially with Bellcore/Telcordia and then moved to Pulver.com where he built and launched Free World DialUp – the world's first network to offer free voice calls over the Internet. The ensuing furore led to the Pulver Act which has ensured net neutrality for communications companies over the last 20 years. He is therefore considered one of the fathers of VoIP. He is a serial startup CTO who founded IPeerx, the VoIP peering exchange, in 2000 which was sold in 2006. He was chief architect for Truphone, a mobile virtual network operator, from 2006 to 2014 and more recently from 2013 to the present has been CTO of Uniphy Health, a medical communications company where he works part-time, 30 hours per week the remaining time free to work on startup activities. He has served as a VoIP instructor to Internet2.0 community and FCC and, authored RFC 5456 and related RFCs. He holds a PhD in Computer Engineering and has broad experience in network-based, large-scale & highly-available voice and data systems. He founded CEN in Feb 2018 and primarily serves as its CTO currently dividing his time between CEN and his job with the Uniphy Health.





Erik Viirre
CIO & Director

Erik Viirre is a Professor at the University of California, San Diego (UCSD), in the Departments of Neurosciences, Surgery and Cognitive Science. Dr Viirre has extensive experience in cognitive systems development for interaction between humans and technology. Between 2012 and 2017, he was the Medical and Technical Director of the Qualcomm Tricorder XPRIZE, a technology competition for consumer-driven mobile health platforms with embedded Artificial Intelligence. Dr Viirre has worked on human safety and medical applications of VR and its human factors with funding from the National Institutes of Health, National Science Foundation, US Navy, DARPA, NASA and numerous corporate sources. Dr Viirre has participated in a variety of start-up companies, including Zero G Corporation, 3E Therapeutics and Otosound LLC, which has developed his patented medical device for treatment of tinnitus. He has a PhD in Neurology and is a Medical Doctor, specialising in disorders of the inner ear. Dr Viirre is a practising physician and serves as a Professor of Neurosciences, Surgery and Cognitive Sciences at the University of California, San Diego where he has been since June 1997, this is his primary job. Erik Viirre has served on a consulting basis as our Chief Information Officer since inception in Feb 2018 and spends around 4 hours per week working on Cen primarily as its CIO.





Manju Kesani
CCO & Director

Manju Kesani has led marketing and commercial teams for 20 years at communication companies such as; EE, Truphone, Lebara Group and the Vodafone partners in Lithuania and Latvia. He blends his passion for brand and marketing with the analytical rigor he gained as a Wharton MBA. Most recently (2016 until 2017) he was Director of Pay Monthly, responsible for managing the £4 billion revenue consumer P&L for EE, the UK's largest mobile operator. During this period, EE posted its best consumer results ever. From 2013-2015 he served as Chief Marketing Officer and then Commercial Officer for Truphone, where he led all its brand and commercial activities across eight countries and served as Chief Marketing Officer for the Lebara Group, one of the

marketing officer for the Lebara Group, one of the fastest growing MVNOs in the world, where he was responsible for all marketing and brand activities across their footprint. Outside the communications sphere, he has acted as an advisor to WorldRemit, one of Europe's most successful fintech startups and raised $43 million in equity and $400 million in debt to start a new airline in India. Manju has a masters degree in business administration (MBA) from the Wharton School of the University of Pennsylvania and a bachelor's degree in Industrial Engineering, from Bangalore University (India), which he received with high honors. Manju Kesani has served as our Chief Commercial Officer on a consulting basis since inception in Feb 2018 and maintains a consulting practise advising companies on commercial and marketing matters. He spends around 4 hours per week working on Cen primarily as its COO.





Andy Abramson
Adviser

Andy had his first job in marketing, events and communications at age 14 when he was working in media relations for a professional sports team in Philadelphia, and since then he's never stopped. Over the past 44 years, Andy has been on all sides of the marketing communications triangle-client, agency, and media and has operated his value creation communications agency, Comunicano, since 1992. Andy has also been heard and seen as a technology correspondent and interviewed on CNET, TMCnet, Voice of Disruption, Business Rockstars, KenRadio, the BBC's ClickOnline and his online sites, VoIPWatch, WineScene, and WorkingAnywhere. Often quoted by media on travel, marketing, and technology, he holds a degree in Journalism from Temple University. He is currently CEO of Comunicano, Inc., a global value strategy agency, working with startups and companies in transition, with 45 exits to his credit in the last 18 years in addition to serving on the advisory boards of early stage and privately held companies.





David Brin
Adviser

David Brin is a scientist, tech speaker/consultant, and author. His new novel about our survival in the near future is Existence. A film by Kevin Costner was based on The Postman. His 16 novels, including NY Times Bestsellers and Hugo Award winners, have been translated into more than twenty languages. Earth, foreshadowed global warming, cyberwarfare and the world wide web. Dr. Brin serves on the external advisory board of NASA's Innovative and Advanced Concepts program (NIAC). David appears frequently on shows such as Nova and The Universe and Life After People, speaking about science and future trends. He has keynoted scores of major events hosted by the likes of IBM, GE, Google and the Institute for Ethics in Emerging Technologies. His non-fiction book -- The Transparent Society: Will Technology Make Us Choose Between Freedom and Privacy? -- won the Freedom of Speech Award of the American Library Association.





Michael Mainelli
Adviser

Professor Michael Mainelli FCCA FCSI FBCS co-founded Z/Yen, the City of London's leading commercial think-tank and venture firm, in 1994 to promote societal advance through better finance and technology. Z/Yen boasts a core team of respected professionals as well as numerous associates, and is well-capitalised due to successful spin-outs and ventures. A qualified accountant, securities professional, computer specialist and management consultant, educated at Harvard University and Trinity College Dublin, Michael gained his PhD at London School of Economics where he was also a Visiting Professor. His PhD was on the application of risk/reward methodologies involving chaotic systems. Michael's career summary is a decade of technology research, followed by a decade in finance, then two decades at Z/Yen. Michael has published over 50 journal articles, 180 commercial articles and four books. Michael's humorous risk/reward management novel, Clean Business Cuisine: Now and Z/Yen, written with Ian Harris, was a Sunday Times Book of the Week in 2000; Accountancy Age described it as "surprisingly funny considering it is written by a couple of accountants". Their third co-authored book, The Price of Fish: A New Approach to Wicked Economics and Better Decisions, won the 2012 Independent Publisher Book Awards Finance, Investment & Economics Gold Prize.





Gioia Messinger
Adviser

Gioia Messinger is an accomplished serial entrepreneur, executive and corporate director with extensive background in connected devices, digital health, robotics/AI and video technologies. She serves as Founder and Principal of LinkedObjects, Inc. and as Entrepreneur in Residence at the University of California, San Diego. Previously, she was Founder and CEO of Avaak, Inc. (acquired by NETGEAR), a venture-funded company that created Arlo. Prior to Avaak, Gioia founded SUMMIT Design Technologies, Inc., a San Diego based engineering services firm. In that role, she contributed to the development of the first wireless Endoscopic Capsule or PillCam™. She is a member of the screening committee of the Triton Technology Fund, an early-stage seed fund dedicated to investing in UCSD related companies, and a visiting lecturer at the Rady School of Management at UCSD. She serves as an independent director for several private technology firms. Formerly, she served on the board of Vicon Industries (NYSE:VII). Ms. Messinger is involved in a number of not-for-profit and educational organizations. and serves as a judge for the Anu and Naveen Jain Women's Safety XPRIZE. She received her master's degree in Business Administration from the Paul Merage School of Business at the University of California, Irvine. She is the recipient of the Women Who Move the City Award and Athena Pinnacle Award.





Sir Roger Penrose OM
Adviser

Sir Roger Penrose, Emeritus Professor at the Mathematical Institute of the University of Oxford, Emeritus Fellow at Wadham College, and winner of the Wolf Prize in Physics, has made profound contributions across a broad range of scientific disciplines. His work encompasses geometry, black hole singularities, the unification of quantum mechanics and gravity, the structure of space-time, and the origin of our Universe. His geometric creations inspired the works of Escher, and the Penrose steps have been featured in several movies. His tilings adorn many public buildings, including the Oxford Mathematics Institute, and will soon decorate the San Francisco Transbay Terminal. The five-fold symmetry, initially thought impossible or a mathematical curiosity, has now been found in nature. In 1989 Penrose wrote The Emperor's New Mind which challenged the premise that consciousness is computation and proposes we need new physics to understand it.





Jeff Pulver
Adviser

Jeff Pulver changed the way the world communicates. Throughout his highly successful international career Jeff has been insistently promoting internet communications and telephony and has helped change the way the world communicates. An "Order" named after Jeff Pulver was issued by the Federal Communications Commission, supported by the White House. Details: Jeff Pulver can be described as: Internet Pioneer, VoIP; Entrepreneur, Investor, Strategist, Astro photographer, Speaker, Futurist. Helped shape the worldwide market acceptance of VoIP; Founder/co-founder of numerous startups including: Alchemist, Free World Dialup, VON, Vivox, MoNage and Vonage. Veteran of the Tradeshow industry; producer, host, curator of events. Known as a globally renowned Internet thought leader. In 1995 defined "VON" to stand for Voice/Video on the Net. From 1997 to 2008 he hosted/produced the VON Conferences which helped grow the VoIP Industry. In 2009 started the #140conf events. Founded MoNage in 2016 and co-founded Alchemist in 2017. His work in Washington is the reason services like: FaceTime, Messenger and WhatsApp are free. Has influenced the creation of numerous other startups.





Dan Steele
Adviser

Dan first made his foray into international business by building and executing the marketing strategy for a children's' brand that went from zero to one hundred million dollars in sales with no marketing budget outside of Facebook. He moved on to run social media monetization for a handful of A-list celebrities, generating millions of dollars from their social media accounts; from there he co-founded the leading AI-powered influencer marketing company. Dan has spent the past year entrenched in the blockchain community and is advising a select number of companies and projects.



Offering Summary

Maximum 267,500* shares of Class B Non-Voting Common Stock and right to acquire 20,062,500* BIT Tokens, when and if issued ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,500 shares of Class B Non-Voting Common Stock and Right to acquire 187,500 BIT Tokens, when and if issued ($10,000)

Company	Cen Inc.
Corporate Address	8070 La Jolla Shores Drive, La Jolla, 434, CA, 92037

Corporate Address	8070 La Jolla Shores Drive, La Jolla, 434, CA, 92037
Description of Business	Cen Inc is developing technology to crowdsource human knowledge into a blockchain-based database mediated by the BIT Token which allows the creation of fair AI systems that blend human and artificial intelligence together in real time.
Type of Security Offered	Class B Non-Voting Common Stock and the right to receive BIT Tokens, if an when issued
Purchase Price of Security Offered	$4.00 per share of Class B Non-Voting Common Stock and the right to receive 75 BIT Tokens, if and when such BIT Tokens are issued
Minimum Investment Amount (per investor)	$200

Perks

An investor shall receive the right to receive 75 BIT Tokens (if and when developed and issued) for each shares of Class B Common Stock purchased in the Offering. In addition, the following bonuses will apply:

- Invest $1000-$4,996: You will be recognized by the Cen by name and you will receive a bonus of 1 tokens per share.
- Invest $5,000 - $24,996: You will be recognized by the Cen as a Cen Contributor and you will receive a bonus of 2 BIT Tokens per share.
- $25,000 - $99,996: You will be recognized by the Cen as a Cen Ambassador and you will receive a bonus of 5 BIT Tokens per share.
- $100,000+: You will be recognized by the Cen as a Cen Fellow and we will build a Cen prototype to introduce to you or your company and you will receive a bonus of 10 BIT Tokens per share.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.*

Terms of Token

BIT Tokens (or "BIT")

Description: The BIT token represents the use of human knowledge and skill in a human/artificial intelligence market. Minders (human expert authors) generate knowledge which is recorded using ERC-721 (cryptokitty-styled) smart contracts on the Etherium blockchain. When their knowledge is used Minders are rewarded with BIT tokens. Advertisers - really service providers in the Intelligence Economy - hold and spend tokens in order to gain access to the users of the BIT knowledgebase. Initial prototypes have been built on Etherium. Most knowledge is encoded on sidechains as Etherium itself is not fast enough to service real-time communications and AI. We may migrate to a newer blockchain if the roadmap for Etherium does not address these issues in a timely manner.

- **Initial Blockchain:** Etherium
- **Migration to Alternative Blockchain:** Likely for scaling
- **Expected Network Launch date:** 2019
- **Total number of Tokens authorized for creation:** 3,000,000,000 max tokens until 1 billion users are recruited or the network has been operating for >10 years. At 1 billion users an additional 10% tokens will be generated to provide additional user recruitment bonuses. At 10 years a maximum of 3% additional tokens will be minted per annum to reward "minders".
- **Number of Tokens or Rights to Tokens already issued:** 528,000,000
- **Anticipated Distribution of Tokens**
    - Investors 33%: 990,000,000
    - Founders 17%: 500,000,000
    - Company 10% 310,000,000
    - Supporters 2%: 60,000,000
    - Foundation 5%: 150,000,000
    - Minders 33%: 990,000,000
- **Will they be listed on Exchanges:** Yes
    - **if so, which:** Tzero, or equivalent.

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Class B Non-Voting Common Stock and the Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Cen Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $4 / share, you will receive 10 Class B Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments made to advisors, salary to directors; Administration Expenses, Travel and Entertainment; repayment of directors loans.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

Hi, I'm going to talk to you about Cen. Cen is an artificial intelligence company. Anyone who's not been asleep watching the news knows that AI is a big thing. If you look at PWC they're estimating that AI is going to affect something like 14% growth in the economy over the next 15 years. It always surprises me just how big a thing it might be. But, I think, or we think, it's being done wrong and that people are being asked to put all their information into AIs without any recognition of the fact that it's their information. Another problem with AIs today is they tend to be pretty fragile and answer questions very badly and another problem is that all of our data is being harvested by these very large corporations so there's a sort of an arms race at the moment where people are trying to get as much personal data about you as possible because once they know that you like pizza with cheese on it and that you drive a certain car and you have certain preferences about travel and you like an aisle seat on the way out to America and a window seat on the way back to England for example, you know, once they've got all that information and it's in their database it's impossible for you to get that information from them and give it to some other service provider.

Our solution is that we reward people for their knowledge by giving them a token so we basically tokenize human knowledge. That means people can go online and author their knowledge into an AI knowledgebase and then stay online and watch other human beings use it, and they can intervene if the AI starts answering the question the wrong way. These people actually mind the AI. They look after the AI while it's working in real-time. The final piece is to leave the users data with us so when an AI needs it, it goes and asks our repository for data about our preferences. It asks us for the data and then uses that rather than hoovering up all of the data into its own stores.

How badly do AI answer questions? Erik asked it what was the price of Bitcoin yesterday and the answer is, "sorry I don't know that answer". The problem is that lots and lots of questions you'd expect a regular person to be able to easily answer, an AI can't answer at the moment. What we're doing is we're crowdsourcing that information.

How important is crowdsourcing? Well, something like 30% of answers given by Google search come from Wikipedia so it's a big deal, and you have all sorts of crowdsourcing facilities like Quora and Reddit, where people are answering questions. In fact, there are so many crowdsourced sources of information that these is even a crowdsource landscape published. How much information is out there? Well, it could be about two trillion pieces of information. We store a lot. If you look at all of the patents and all of the papers that we have, the books and websites and add it all up and multiply by three concepts per sentence you get a very large amount of data.

Why can't we just get an AI to just sort Wikipedia or the Web and answer questions? The problem is that the data is in the wrong format. It's usually written in English or French or German or whatever your language is and that requires quite a lot of common sense on our part. We actually read English quite comfortably but computers don't because it's fairly ambiguous, often also just a catalogue of information and it sometimes rambles. Obviously, humans ramble as well… but the web tends to ramble quite a bit and it can be irrelevant.

Let me just give you an example. I asked what mobile operator I should get. A simple question I

might ask an AI and I asked it from the web assuming that an AI was trying to read this. What do I get? The first thing I got was an advert for Fairphone it might be a pretty good company I don't know but I was sort of figuring that, you know, it was gonna say "you need Verizon or T-mobile because that's the best coverage near your home and it's a good deal". The next thing I got was, "rock and Doc are very good starters died defence". Complete gibberish. But it (the AI) has no concept about this. Then, I got offered mobile service in Chile and then I got offered a list of every mobile operator in the world. Then I got offered this very nice graphical user interface but I don't want a graphical user interface I want a discussion with a knowledgeable friend that will tell me what to do.

There's a move from the information economy – where people go to a visual layout and get information that's presented to them – to the intelligence economy. The intelligence economy is an interactive medium. It's chat. You expect agents to behave like brokers, where they'll give honest advice. You'll ask a question. You get back advice, as opposed to a whole series of adverts which you have to parse your way through. And, the advertising model will completely change. Today's advertising model is: I throw up a bunch of adverts and let you work their way through. In the AI economy you're going to have to ask a question and then there's an open outcry advertising model. In the existing information economy, our adverts and money flows through gatekeepers. People come online, they ask questions through a visual interface and then they buy a service or buy a product. In the intelligence economy all of that interaction changes.

What we are doing is taking people's knowledge and information and encoding it into a big knowledge base, leaving the information with users so they just have a token that identifies where that information is and advertisers can get it. Authors get money for authoring the information into the system. The authors who stay online and mind the information get tokens for the input they make to ensure it works well. We even give users some tokens for the use of their knowledge. It's a bit like a cash back credit card model. Users are the people who pay so people pay for information which they get from the various different existing sources. Obviously, a different gatekeeping model which is an interesting change in the way the economy is likely to work and, I'd just like to say a little bit more about the way that minding works. What happens is that we have basically two AIs and humans involved. You ask a question from the AI and a switch sits there and checks if the AI going to get this right or wrong. It works very similarly to playing GO or chess. It's a question and answer, to move to move. If I make this verbal move is it likely to get it right or wrong? If it's likely to get it wrong it gives it to a human being and the human being then can intervene and fix it and then they can go back and modify the fundamental knowledge base. The idea is that the AI learns in real time and gets better with human interaction.

Where do we make our money? We make our money because users buy services from the system. Assistance, you can pay for. We make some money from the outcry market. When you say, "I need a hotel" we open outcry. Someone can offer you the hotel that you've asked for and we make a percentage on services that are bought through our system.

How do the token work? Tokens have some subtleties to them because when you put the information into the system in the first place you don't get (fungible) tokens you get ERC-721 tokens because you're encoding your knowledge. Now you have unique pieces of knowledge that

you own that is tracked by the blockchain and it's the only once that's subsequently used in real life that they attract actual earnings. It's a bit like a song royalty model. You put your information in just as we might upload a song to Pandora. As it's consumed and used, you earn tokens for that information.

How do we sell it? You can get it over a variety of channels. You can phone it up. You can get it off Telegram. I think we have Alexa done fairly soon and so on. There are multiple ways of getting to it and we tell people about it in places like this.

The team has been together for many years. I did the first free VoIP or mobile phones in Europe and I went through the same sort of fun and games in Europe that Jeff did with fixed line VoIP, computer VoIP, where people sort of tried to block it and said he would what he was doing was illegal and moral but we both gave free voice calls to the masses. That's my background and that's the end of my presentation.

Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CEN INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF APRIL, A.D. 2018, AT 5:22 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6632074 8100
SR# 20182806686

Authentication: 202541503
Date: 04-19-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:22 PM 04/18/2018
FILED 05:22 PM 04/18/2018
SR 20182806686 - File Number 6632074

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CEN INC.

CEN Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on February 9, 2018. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Company's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is CEN Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street - Corporation Trust Center, New Castle County, Wilmington, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Twenty Million (20,000,000) shares of common stock, consisting of: (i) Ten Million (10,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Ten Million (10,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such

holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
James Tagg	8070 La Jolla Shores Drive
	La Jolla, CA. 92037

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and

to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of April 16, 2018.

_____
James Tagg, Chief Executive Officer